UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE No. RI009

Grupo Televisa Celebrates 20th Anniversary on NYSE;
Rings Opening Bell

New York, NY, October 22, 2013- Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO) today celebrated 20 years of being listed on the New York Stock Exchange. Mr. Emilio Azcárraga Jean, Chairman of the Board and Chief Executive Officer of Grupo Televisa, joined by Messrs. Bernardo Gómez and Alfonso de Angoitia, Executive Vice Presidents, Mr. José Bastón, President of Television and Content, Salvi Folch, Chief Financial Officer, and Carlos Madrazo, Investor Relations Officer, rang the opening bell to commemorate its stock-listing anniversary.

Grupo Televisa listed on the New York Stock Exchange on December 14, 1993. Mr. Azcárraga Jean took control of the Company in 1997. Under his leadership, Grupo Televisa has focused on strengthening its balance sheet, multiplying its sources of revenue, and making a number of strategic investments aimed at creating further shareholder value. Over the last decade, the Company has transformed itself into a diversified media and telecommunications operation with over Ps.70 billion in revenue and over Ps.27 billion in operating segment income.

Today, Grupo Televisa is among the four most liquid Mexican companies listed on the New York Stock Exchange. The Company has a market capitalization of over US$17 billion and over two thirds of its equity capital is in the hands of an extensive number of local and international retail and institutional investors.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico, produces and distributes 16 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision and to other television networks in over 50 countries.  Televisa is also a major participant in Mexico´s telecommunications industry. It has a controlling interest in Sky, Mexico’s leading direct-to-home satellite television system and in several cable and telecommunications companies: Cablevisión, Cablemás, TVI, and Bestel. Through its cable investments, Televisa offers video, voice, and broadband services. In addition, Televisa has a 50 percent equity stake in Grupo Iusacell S.A. de C.V., Mexico’s third largest mobile telecom provider. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approvals of the FCC, would represent 38% on a fully diluted basis of the equity capital in Univision Communications Inc. (“Univision”). Univision is the leading media company serving the Hispanic market.

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 23, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel